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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                 SCHEDULE 14D-1


                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                                       and

                                  SCHEDULE 13D
                                (Amendment No. 7)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            National Processing, Inc.
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                       (Name of Subject Company [Issuer])


                            National City Corporation
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                                    (Bidder)


                           Common Shares, no par value
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                         (Title of Class of Securities)


                                   637229 10 5
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                      (CUSIP Number of Class of Securities)


                             DAVID L. ZOELLER, ESQ.
                            NATIONAL CITY CORPORATION
                             1900 EAST NINTH STREET
                              CLEVELAND, OHIO 44114
                                 (216) 575-2000

                                 With a copy to:

                           CHRISTOPHER M. KELLY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                               901 LAKESIDE AVENUE
                              CLEVELAND, OHIO 44114
                                 (216) 586-3939
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                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)



                                  June 22, 1999
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             (Date of Event which Requires Filing of This Statement)


                        (continued on following page(s))



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                                Page 1 of 6 pages

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CUSIP NO. 637229 10 5          SCHEDULE 14D-1 AND 13D          PAGE 2 OF 6 PAGES
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1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          National City Corporation
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                     (b)  [ ]

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3.        SEC USE ONLY


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4.        SOURCE OF FUNDS*

          OO See Item 4
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(e) OR 2(f)
                                                                          [ ]
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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          44,365,400
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8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

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9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          87.6%
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10.       TYPE OF REPORTING PERSON*

          CO
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

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         This Amendment No. 4 is to the Tender Offer Statement on Schedule
14D-1, originally filed on June 28, 1999, as amended by Amendment No. 1 thereto, filed on June 30, 1999, Amendment No. 2 thereto, filed on July 23, 1999, and Amendment No. 3 thereto, filed on July 26, 1999, that relates to the offer by National City Corporation, a Delaware corporation (the "Purchaser"), to purchase all outstanding common shares, no par value (the "Shares"), of National Processing, Inc., an Ohio corporation (the "Company"), not currently owned by the Purchaser, at a purchase price of $9.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 28, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), which are annexed to and filed with this
Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Amendment No. 4 to Schedule 14D-1 is being filed on behalf of the Purchaser. Unless the context otherwise requires, capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer to Purchase.

         This Schedule 14D-1 also constitutes Amendment No. 7 to Schedule 13D with respect to the Purchaser's beneficial ownership of the Shares.

         The Statement is hereby amended and/or supplemented as provided below:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6(a) and (b) is hereby amended and supplemented by the following:

         The Offer, which had been conditioned upon, among other things, there being validly tendered and not properly withdrawn, a number of Shares representing a majority of Shares not owned by the Purchaser, expired at 12:00 midnight, New York City time, on Monday, July 26, 1999. Because the Minimum Condition was not met, no Shares were purchased pursuant to the Offer. The Purchaser currently owns 44,365,400 Shares, representing 87.6% of the outstanding Shares, and currently has no intention to acquire additional Shares.

ITEM 10. ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended and supplemented by adding to the end thereof the following:

         On July 27, 1999, the Purchaser issued a press release, a copy of which is included as exhibit (a)(10) hereto and incorporated herein by reference, which announced the expiration of the Offer without any Shares being purchased.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following exhibit:

         (a)(10)  Press release issued by the Purchaser on July 27, 1999.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 1999              NATIONAL CITY CORPORATION


                                   By: /s/ CARLTON E. LANGER
                                       --------------------------
                                       Name:  Carlton E. Langer
                                       Title: Vice President and
                                              Assistant Secretary




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                                  EXHIBIT INDEX

EXHIBIT
  NO.                                     DESCRIPTION
  ---                                     -----------

(a)(10)               Press release issued by the Purchaser on July 27, 1999.